Telecom Corporation of New zealand Limited And Subsidiaries

                Consolidated Statement of Financial Performance
For the six months ended 31 December 2000  (unaudited)

                                                                Year Ended             Six Months Ended
                                                                 30 June                 31 December
                                                             ---------------- -----------------------------------
                                                                   2000         1999          2000      2000
----------------------------------------------------------------------------- -----------------------------------
(Dollars in millions, except per share amounts)         notes      NZ$           NZ$           NZ$       US$
----------------------------------------------------------------------------- -----------------------------------
Operating revenues
     Local service                                                1,064           531          535        236
     Calling                                              2       1,488           619          920        405
     Interconnection                                                 90            42           43         19
     Cellular and other mobile services                             717           301          434        191
     Internet                                                       101            36           79         35
     Data                                                           434           188          285        125
     Other operating revenues                             2         437           163          377        166
     Abnormal revenues                                    3          15             -            -          -
                                                              ---------      --------------------------------

                                                                  4,346         1,880        2,673      1,177
                                                              ---------      --------------------------------

Operating expenses
     Labour                                                         486           220          266        117
     Depreciation                                                   583           280          300        132
     Cost of sales                                                1,079           347          924        407
     Other operating expenses                                       772           318          523        230
                                                              ---------      --------------------------------

                                                                  2,920         1,165        2,013        886
                                                              ---------      --------------------------------

Surplus from operations                                           1,426           715          660        291

Investment income                                                    38            11           31         14
Interest expense                                                   (218)          (78)        (167)       (74)
                                                              ---------      --------------------------------
Surplus from operations before
     income tax                                                   1,246           648          524        231

Income tax expense                                                 (395)         (213)        (184)       (81)
                                                              ---------      --------------------------------
Surplus from operations after
     income tax                                                     851           435          340        150

Share of losses of associate company after
     income tax                                                      (6)            -          (13)        (6)

Minority interests in profits of subsidiaries                        (8)           (2)           -          -
                                                              ---------      --------------------------------

Net surplus                                                         837           433          327        144

Capital note distribution costs after income tax                    (54)          (27)         (27)       (12)
                                                              ---------      --------------------------------

Net earnings attributable to shareholders                           783           406          300        132
                                                              =========      ================================

Net earnings per share                                          $ 0.447       $ 0.232      $ 0.171    $ 0.075
                                                              =========      ================================

Weighted average number of ordinary
      shares outstanding (in millions)                            1,753         1,753        1,757      1,757
                                                              =========      ================================

Telecom Corporation of New Zealand Limited and Subsidiaries

Consolidated Statement of Movements in  Capital Funds
For the six months ended 31 December 2000  (Unaudited)

                                                                        Year ended             Six months ended
                                                                          30 June                31 December
                                                                      ----------        ------------------------------
                                                                           2000            1999       2000       2000
-------------------------------------------------------------------------------------   ------------------------------
(Dollars in millions)                                         note          NZ$             NZ$         NZ$        US$
-------------------------------------------------------------------------------------   ------------------------------
Capital funds at the beginning of the period                               2,035           2,035       2,162       952

Net earnings attributable to shareholders                                    783             406         300       132
Movement in foreign currency translation reserve                              48               5         (49)      (21)
                                                                      ----------        ------------------------------
Total recognised revenues and expenses for the period                        831             411         251       111

Movement in minority interests                                                82              72         (83)      (36)
Dividends                                                      5            (906)           (452)        (98)      (43)
Tax credit on supplementary dividends                                        100              50          10         4
Discount on capital notes amortised                                            1               1           1         -
Capital contributed                                                           19               2          23        10
                                                                      ----------        ------------------------------

Capital funds at the end of the period                                     2,162           2,119       2,266       998
                                                                      ==========        ==============================

Represented by:

Contributed capital                                                          928             911         951       419
Foreign currency translation reserve                                          49               6           -         -
Minority interests                                                            89              79           6         3
Retained earnings                                                            153             180         365       161
Capital notes                                                                943             943         944       415
                                                                      ----------        ------------------------------

                                                                           2,162           2,119       2,266       998
                                                                      ==========        ==============================

Telecom Corporation of New Zealand Limited and Subsidiaries

                 Consolidated Statement of Financial Position
As at 31 December 2000 (Unaudited)

                                                                        30 June               31 December
                                                                       ---------    -------------------------------
                                                                          2000        1999        2000       2000
--------------------------------------------------------------------------------   --------------------------------
(Dollars in millions)                                  notes              NZ$         NZ$         NZ$        US$
--------------------------------------------------------------------------------   --------------------------------
ASSETS

Current assets:

Cash                                                                       81          66         129         57
Short-term investments                                                    617         324         612        269
Receivables and prepayments                                               918         901       1,080        475
Inventories                                                                40          59          45         20
Other assets                                                                -          19           -          -
                                                                       ------      -----------------------------
Total current assets                                                    1,656       1,369       1,866        821

Long-term investments                                                     455         180         513        226
Intangibles                                                             1,620       1,598       2,077        915
Fixed assets                                                            4,250       4,098       4,621      2,035
Other assets                                                                -          32           -          -
                                                                       ------      -----------------------------
Total assets                                                            7,981       7,277       9,077      3,997
                                                                       ======      =============================

LIABILITIES AND CAPITAL FUNDS

Current liabilities:

Accounts payable and accruals                                           1,242         955       1,246        549
Provisions - current                                                       11          39           8          3
Debt due within one year                                                1,462       2,698       2,970      1,308
Provision for dividend                                                    227         227           -          -
                                                                       ------      -----------------------------
Total current liabilities                                               2,942       3,919       4,224      1,860

Deferred taxation                                                          13          41          99         44
Accounts payable                                                            -          99           -          -
Provisions - non-current                                                    3           3           1          -
Long-term debt                                                          2,861       1,096       2,487      1,095
                                                                       ------      -----------------------------
Total liabilities                                                       5,819       5,158       6,811      2,999
                                                                       ------      -----------------------------

Commitments and contingent liabilities                   6,7

Capital funds:

Shareholders' funds                                                     1,130       1,097       1,316        580
Capital notes                                                             943         943         944        415
Minority interests                                                         89          79           6          3
                                                                       ------      -----------------------------
Total capital funds                                                     2,162       2,119       2,266        998
                                                                       ------      -----------------------------
Total liabilities and capital funds                                     7,981       7,277       9,077      3,997
                                                                       ======      =============================

Telecom Corporation of New Zealand Limited and Subsidiaries

                      Consolidated Statement of Cash Flows
For the six months ended 31 December 2000 (Unaudited)

                                                                       Year ended               Six months ended
                                                                         30 June                   31 December
                                                                      -----------      -------------------------------
                                                                          2000             1999       2000       2000
----------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                        note         NZ$             NZ$        NZ$        US$
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Cash was provided from/(applied to):
  Cash received from customers                                           4,192           1,829      2,489      1,095
  Interest income                                                           19               7         31         14
  Dividend income                                                            4               -          -          -
  Payments to suppliers and employees                                   (2,093)           (836)    (1,626)      (716)
  Restructuring, onerous contracts and Year 2000 payments                  (58)            (26)        (1)         -
  Income tax paid                                                         (311)           (184)       (74)       (33)
  Interest paid on debt                                                   (208)            (88)      (148)       (65)
                                                                      --------         -----------------------------
Net cash flows from operating activities                       8         1,545             702        671        295
                                                                      --------         -----------------------------

Cash Flows from Investing Activities
Cash was provided from/(applied to):
  Sale of fixed assets                                                      57              13          7          3
  Purchase of long-term investments                                       (238)            (33)       (80)       (35)
  Acquisition of AAPT Limited, excluding cash                           (1,189)         (1,178)      (633)      (279)
  Sale/(purchase) of short-term investments, net                          (486)           (218)        25         11
  Purchase of fixed assets                                                (837)           (322)      (684)      (301)
  Capitalised interest paid                                                (18)             (6)       (17)        (7)
  Proceeds from sale of subsidiary companies                                95               -          -          -
                                                                      --------         -----------------------------
Net cash flows applied to investing activities                          (2,616)         (1,744)    (1,382)      (608)
                                                                      --------         -----------------------------

Cash Flows from Financing Activities
Cash was provided from/(applied to):
  Proceeds from long-term debt                                           1,850              27        385        170
  Repayment of long-term debt                                             (246)           (118)      (407)      (179)
  Proceeds of short-term debt, net                                         466           1,658      1,126        496
  Contributed capital                                                       23               5          1          -
  Dividends paid                                                          (894)           (454)      (308)      (136)
  Capital note distribution costs paid                                     (77)            (39)       (38)       (17)
                                                                      --------         -----------------------------
Net cash flows from financing activities                                 1,122           1,079        759        334
                                                                      --------         -----------------------------
Net cash flow                                                               51              37         48         21
Foreign currency translation adjustment                                      1               -          -          -
Opening cash position                                                       29              29         81         36
                                                                      --------         -----------------------------
Closing cash position (including bank overdrafts)                           81              66        129         57
                                                                      ========         =============================

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 FINANCIAL STATEMENTS

     The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the year ended 30 June 2000.

     The financial statements for the six months ended 31 December 1999 and 31 December 2000 are unaudited. The financial information for the year ended 30 June 2000 has been extracted from the audited financial statements of Telecom for that year.

     The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 31 December 2000 of NZ$1.00 to US$0.4403. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$", and "NZ$", are to New Zealand dollars, references to "US$" are to US dollars and "A$" are to Australian dollars.

     Accounting Policies

     During the six months ended 31 December 2000, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends proposed after balance date are disclosed in the notes to the financial statements (refer Note 8). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position. This change has been made to conform to the requirements of the recently issued FRS5 "Events After Balance Date", which Telecom has elected to adopt prior to its formal effective date of 30 June 2001.

     Except for the change in policy relating to dividends, the accounting policies used in the preparation of the financial statements for the six months ended 31 December 2000 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2000.

     Reclassifications

     Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE 2 CALLING AND OTHER OPERATING REVENUES

                                                        Year ended                Six months ended
                                                         30 June                   31 December
                                                        ----------            -------------------------
                                                           2000                1999             2000
                                 ---------------------------------            -------------------------
                                  (Dollars in millions)     NZ$                 NZ$              NZ$
                                 ---------------------------------            -------------------------
     Calling
         National                                         932                   381              593
         International                                    506                   213              295
         Other                                             50                    25               32
                                                    ---------                 ----------------------
                                                        1,488                   619              920
                                                    =========                 ======================
     Other operating revenues
         Directories                                      176                    86               93
         Equipment                                         84                    46               32
         Miscellaneous other services                     177                    31              252
                                                    ---------                 ----------------------
                                                          437                   163              377
                                                    =========                 ======================

     Miscellaneous other services revenue for the six months ended 31 December 2000 includes a gain of $20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3 ABNORMAL ITEMS

                                                                  Year ended      Six months ended
                                                                    30 June          31 December
                                                                  ----------      ----------------
                                                                      2000        1999        2000
                                            --------------------------------      ----------------
                                             (Dollars in millions)     NZ$         NZ$         NZ$
                                            --------------------------------      ----------------
     Abnormal Revenues

     Sale of AAPT Sat-Tel Pty Limited                                     15         -           -
                                                               =============      ================
     Abnormal Revenues

     Sale of AAPT Sat-Tel Pty Limited

     In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly-owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

NOTE 4 ACQUISITION OF REMAINING AAPT SHARES

     During the quarter ended 31 December 2000 the group acquired the remaining shares in AAPT that it did not already own. Total consideration paid was $635 million resulting in additional goodwill at the date of purchase of $548 million. Full consolidation of AAPT's results was effective from 1 December 2000.

NOTE 5 DIVIDENDS

     Shares Issued in Lieu of Dividends

     Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the 30 September 2000 and 30 June 2000 quarterly dividends, 1,658,827 and 2,172,669 shares respectively, with a total value of $9 million and $14 million respectively, were issued in lieu of a cash dividend.

NOTE 6 COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 2000, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) were $276 million (31 December 1999: $351 million, 30 June 2000: $275 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 31 December 2000, the outstanding lease commitments were $76 million (31 December 1999: $92 million, 30 June 2000: $86 million).

     Capital Commitments

     At 31 December 2000, capital expenditure amounting to $971 million (31 December 1999: $152 million, 30 June 2000: $754 million) had been committed under contractual arrangements, with substantially all payments due within four years. The capital expenditure commitments principally relate to telecommunications network assets and include Telecom and AAPT's commitments relating to Code Division Multiple Access ("CDMA") network build costs.

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 6 COMMITMENTS (continued)

     In addition, Telecom has signed an agreement with other international telecommunications organisations to build and operate a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Southern Cross achieved cable ready-for-service (RFS) of the figure six configuration in November 2000. The second phase should occur in March 2001which will enable Southern Cross to provide full restoration capability between New Zealand, Australia and United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. Telecom has remaining commitments of US$70m of which US$57 million is due in November 2001, with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$26 million payable over the next three years.

     To date Southern Cross has signed capacity purchase commitments with customers totalling US$1.6 billion. Southern Cross cable constructions costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and had US$34m outstanding as at 31 December 2000 under this arrangement. Southern Cross plans to refinance the external credit facility, and repay all outstanding interim funding from shareholders, after completion of the Morro Bay landing facility in California. Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay its borrowings in the first few years after project completion.

     In addition, the Telecom Group has committed to provide additional funding of A$45 million to another associate company, over the next 12 months.

NOTE 7 CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

     On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

     Due to the nature of the telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. Telecom has made an accrual for its best estimate of liabilities due to suppliers at 31 December 2000.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial conditions or results of operations.

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 7 CONTINGENT LIABILITIES (continued)

     Bank Guarantees

     AAPT had issued bank guarantees totalling A$47 million as at 31 December 2000.

     Cross Border Lease Guarantees

     Telecom has entered into two cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.


NOTE 8 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                    Year ended               Six months ended
                                                                      30 June                   31 December
                                                                   -------------        ------------------------------
                                                                       2000               1999       2000      2000
--------------------------------------------------------------------------------        ------------------------------
(Dollars in millions)                                                   NZ$                NZ$        NZ$       US$
--------------------------------------------------------------------------------        ------------------------------
Net earnings attributable to shareholders                                783               406        300       132
Adjustments to reconcile net earnings to net cash flows from operating activities:
     Depreciation                                                        583               280        300       132
     Bad and doubtful accounts                                            43                11         26        11
     Deferred income tax                                                  24                16         68        30
     Share of losses of associate companies                                6                 -         13         6
     Minority interests in profits of subsidiaries                         8                 2          -         -
     Capital note distribution costs                                      54                27         27        12
     Goodwill amortised                                                   43                10         51        22
     Sale of AAPT Sat-Tel Pty Limited                                    (15)                -          -         -
     Other                                                                (2)                9         (4)       (2)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
     Increase in accounts receivable and related items                  (127)              (45)      (223)      (98)
     Decrease/(increase) in inventories                                    6                (9)        (6)       (3)
     Increase in current taxation                                         61                13         42        19
     Decrease in provisions                                              (57)              (26)        (1)        -
     Increase in accounts payable and related items                      135                 8         78        34
                                                                     -------             --------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                               1,545               702        671       295
                                                                     =======             ==========================

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

     On 14 February 2001, the Board of Directors approved the payment of a total dividend of $88 million, representing 5 cents per share. In addition, a supplementary dividend totalling $11 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 10 QUARTERLY FINANCIAL INFORMATION

                                                                                          Surplus from
                                                                  Net abnormal             operations    Net earnings
                                                                    revenues/    Surplus  before income   attributable  Net earnings
                                                       Operating   (expenses)      from        tax            to         per share
                                                       revenues                 operations               shareholders
                              ------------------------------------------------------------------------------------------------------
                              (NZ dollars in millions,
                              except per share amounts)                                                                     NZ$
                              ------------------------------------------------------------------------------------------------------
Quarter ended:
     30 September 2000                                   1,291          -           343         280           161          0.092
     31 December 2000                                    1,382          -           317         244           139          0.079
                              ------------------------------------------------------------------------------------------------------

                                                         2,673          -           660         524           300          0.171
                              ======================================================================================================
Quarter ended:
     30 September 1999                                     887          -           365         337           209          0.119
     31 December 1999                                      993          -           350         311           197          0.112
     31 March 2000                                       1,239         15           380         328           205          0.117
     30 June 2000                                        1,227          -           331         270           172          0.098
                              ------------------------------------------------------------------------------------------------------
Year ended 30 June 2000                                  4,346         15         1,426       1,246           783          0.447
                              ======================================================================================================

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the period.